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                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-42384

PROSPECTUS

                                 704,408 SHARES

                                 [BACKWEB LOGO]

                           BACKWEB TECHNOLOGIES LTD.

                           -------------------------

                                Ordinary Shares

                           -------------------------

     This prospectus relates to the public offering, which is not being underwritten, of up to 704,408 shares of our common stock which is held by some of our current shareholders.

     The prices at which such shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our ordinary shares are listed on the Nasdaq National Market under the symbol "BWEB." On July 21, 2000, the average of the high and low price for our common stock was $20.90 per share.

                           -------------------------

     Investing in our ordinary shares involves risks. See "Risk Factors" beginning on page 1.

                           -------------------------

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

               The date of this prospectus is September 20, 2000.
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     No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by BackWeb Technologies Ltd. (referred to in this prospectus as "BackWeb" and "we"), any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public conference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     (1) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

     (2) Our Annual Report on Form 10-K for the year ended December 31, 1999;

     (3) Our Current Report on Form 8-K, filed with the Commission on July 10, 2000;

     (4) Our Current Report on Form 8-K, filed with the Commission on February 11, 2000; and

     (5) The description of our Ordinary Shares contained in our Registration Statement on Form 8-A, filed on June 2, 1999, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                    Terry K. Woo, Esq.
                    General Counsel
                    BackWeb Technologies Ltd.
                    2077 Gateway Place, Suite 500
                    San Jose, California 95110

     You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

                           BACKWEB TECHNOLOGIES LTD.

     We are a leading provider of Internet communication infrastructure software and application-specific software that enable companies to communicate business-critical, time-sensitive information throughout their extended enterprise of customers, partners and employees.
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                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in the ordinary shares.

 OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE OUR OPERATING HISTORY IS LIMITED
                  AND WE RECENTLY CHANGED OUR STRATEGIC FOCUS

     We have a limited operating history and an even more limited history operating the business as currently conducted. We cannot be certain that our business strategy will be successful. We were incorporated on August 31, 1995 and did not begin generating revenues until December 1996. In early 1998, we changed our strategic focus from a consumer-oriented to an enterprise-oriented Internet communication company. This change required us to adjust our business processes and make a number of significant personnel changes.

            WE HAVE A HISTORY OF LOSSES AND WE EXPECT FUTURE LOSSES

     We have not achieved profitability and expect to continue to incur net losses for at least the foreseeable future. We incurred net losses of approximately $15.0 million for the year ended December 31, 1997, $14.6 million for the year ended December 31, 1998 and $11.5 million for the year ended December 31, 1999. As of December 31, 1999, we had an accumulated deficit of approximately $49.0 million.

     We expect to continue to incur significant sales and marketing, product development and administrative expenses and expect such expenses to increase in 2000. As a result, we will need to generate significant revenues to achieve and maintain profitability.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS AND SEASONALITY AND
  IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR
                     SHARE PRICE MAY DECREASE SIGNIFICANTLY

     Our operating results are difficult to predict. Our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the price of our ordinary shares would likely decline. The factors that may cause fluctuations of our operating results include the following:

     - the size, timing and contractual terms of sales of our products and services due to the long and unpredictable sales cycle of our products;

     - delays we may encounter in introducing new versions of BackWeb Foundation, BackWeb e-Accelerator products and new products and services;

     - changes in information systems resource allocation by our customers;

     - the mix of products and services sold because our profit margins differ among products and services; and

     - the fixed nature of expenses such as base compensation and rent.

     Quarterly revenues and operating results generated by our business generally depend on license fees from our customers within the quarter. Revenues from license fees depend upon the volume of end-users. A decrease in end-users or the cancellation or deferral of any customer contract would reduce our expected revenues, which could negatively affect our quarterly financial performance.

     Moreover, our sales may be subject to seasonality or cyclicality. We expect that revenues in the first quarter of each year may be lower than revenues in the fourth quarter of the preceding year. We believe this trend may occur as a result of our customers annual budgetary, purchasing and sales cycles.

  WE ANTICIPATE INCREASED OPERATING EXPENSES WHICH COULD CAUSE OUR BUSINESS TO
             SUFFER IF WE DO NOT CORRESPONDINGLY INCREASE REVENUES

     We plan to significantly increase our operating expenses to expand our sales and marketing operations, broaden our customer support capabilities, improve operational and

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financial systems, develop new distribution channels and fund greater levels of research and development. If we do not significantly increase our revenues to meet these increased expenses, our business will suffer.

    OUR BUSINESS WILL SUFFER IF OUR TARGET CUSTOMERS DO NOT ACCEPT INTERNET
                                   SOLUTIONS

     Our future revenues and profits, if any, depend upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our customers. Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce and communication. Our success will depend, in large part, on the acceptance of the Internet in the commercial marketplace and on the ability of third parties to provide reliable Internet infrastructure network with the speed, data capacity, security and hardware necessary for reliable Internet access and services. To the extent that the Internet continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements of users, the Internet infrastructure may not be able to support the demands placed on it and the performance or reliability of the Internet could suffer.

 OUR BACKWEB FOUNDATION PLATFORM AND APPLICATIONS ARE NEW AND IT IS UNCLEAR IF
                      THEY WILL ACHIEVE MARKET ACCEPTANCE

     We do not know if our products will be successful. The market for Internet communications solutions is in its infancy, and we are not certain that our target customers will widely adopt and deploy our technology throughout their networks. Even if our products are effective, our target customers may not choose them for technical, cost, support or other reasons.

     Our future growth depends on the commercial success of BackWeb Foundation and applications developed upon BackWeb Foundation, such as the BackWeb e-Accelerator products.

 OUR SOFTWARE PLATFORM ENABLES THIRD PARTIES TO DEVELOP APPLICATIONS WHICH MAY
                   COMPETE WITH APPLICATIONS DEVELOPED BY US

     Because of BackWeb Foundation's open architecture, third parties have the ability to develop their own applications on top of our platform. Such third parties could compete with applications developed by BackWeb. If our target customers do not widely adopt and purchase our products, or if third parties were to compete with applications developed by us, our business would suffer.

                        OUR GROWTH MAY SUFFER BECAUSE OF
                        THE DIFFICULTIES IN IMPLEMENTING
                                  OUR PRODUCTS

     The use of our products by our customers requires implementation services. Although we currently provide implementation services sufficient to meet our current business level, our growth will be limited in the event we are unable to expand our implementation services personnel or subcontract these services to qualified third parties.

 IF WE LOSE A MAJOR CUSTOMER, OUR REVENUES COULD SUFFER BECAUSE OF OUR CUSTOMER
                                 CONCENTRATION

     We have generated a substantial portion of our annual and quarterly historical revenues from a limited number of customers. As a result, if we lose a major customer, or if there is a decline in end-users in any of our customers' licenses, our revenues would be adversely affected. In 1997, revenues from two customers represented 19% and 11%, respectively, of our revenues. In 1998, no customer accounted for more than 10% of our revenues. In 1999, revenues from one customer accounted for 13% of our revenues. We expect that a small number of customers will continue to account for a substantial portion of revenues for the foreseeable future and revenues from one or more of these customers may represent more than 10% of our revenues in future years.

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 OUR LONG AND UNPREDICTABLE SALES CYCLE DEPENDS ON FACTORS OUTSIDE OUR CONTROL
              AND MAY CAUSE LICENSE REVENUES TO VARY SIGNIFICANTLY

     To date, our customers have taken a long time to evaluate our products before making their purchase decisions. The long, and often unpredictable, sales and implementation cycles for our products may cause license revenues and operating results to vary significantly from period to period. Along with our distribution partners, we spend a lot of time educating and providing information to our prospective customers regarding the use and benefits of our products. In addition, our customers often begin by purchasing our products on a pilot basis before they decide whether or not to purchase additional licenses for full deployment. Even after purchase, our customers tend to deploy BackWeb Foundation slowly, depending upon:

     - the skill set of the customer;

     - the size of the deployment;

     - the complexity of the customer's network environment; and

     - the quantity of hardware and the degree of hardware configuration necessary to deploy our products.

COMPETITION IN THE INTERNET COMMUNICATIONS MARKET MAY REDUCE THE DEMAND FOR, OR
                            PRICES OF, OUR PRODUCTS

     The Internet communications market is intensely competitive and rapidly changing. We expect that competition will intensify in the near-term because of the attention the Internet is currently receiving and because there are very limited barriers to entry. Our primary long-term competitors may not have entered the market yet because the Internet communications market is new. Competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business to suffer. We may not be able to compete successfully, and competitive pressures may harm our business.

     Many of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do. Some of our potential competitors are among the largest and most well-capitalized software companies in the world.

 FAILURE TO EXPAND OUR SALES AND MARKETING ORGANIZATIONS COULD LIMIT OUR GROWTH

     If we fail to substantially expand our direct and indirect sales and marketing operations in our existing markets, our growth will be limited. We have expanded our direct sales force in North America and Europe and plan to hire additional sales personnel to meet market demand. Currently, we believe we will need to significantly expand our sales and marketing organization. We might not be able to hire or retain the kind and number of sales and marketing personnel we are targeting because competition for qualified sales and marketing personnel in the Internet communications market is intense.

                        FAILURE TO DEVELOP KEY STRATEGIC
                      RELATIONSHIPS COULD LIMIT OUR GROWTH

     We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with key independent software vendors, or ISVs, resellers, systems integrators, distribution partners and customers. If we fail to develop these strategic partnerships, our growth could be limited.

          WE MAY EXPERIENCE DIFFICULTIES MANAGING OUR EXPECTED GROWTH

     Our ability to successfully offer products and services and to implement our business plan in the rapidly evolving Internet communications market requires an effective planning and management process. We continue to increase the scope of our operations domestically and internationally and expect to grow our headcount substantially depending on market conditions.

     These factors have placed, and our anticipated future operations will continue to place, a significant strain on our management systems and resources. We expect that we will

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need to continue to improve our financial and managerial controls and reporting systems and procedures, and expand, train and manage our work force worldwide. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties.

                      THE GLOBAL NATURE OF OUR OPERATIONS
                        STRAINS OUR MANAGEMENT RESOURCES

     If we fail to manage our geographically dispersed organization, we may fail to meet or exceed our business plan and our revenues may decline. Our research and development facilities are located in Canada and Israel, and our directors, executive officers and other key employees are similarly dispersed throughout the world. In addition, we maintain offices in the United States, Canada, Japan and Europe to market and sell our products in those countries and surrounding regions. This geographic dispersion requires significant management resources that our locally-based competitors do not need to devote to their operations. In addition, the expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources.

  OUR INTELLECTUAL PROPERTY COULD BE USED BY THIRD PARTIES WITHOUT OUR CONSENT
           BECAUSE PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED

     Our success and ability to compete are substantially dependent upon our internally developed technology, which we protect through a combination of patent, copyright, trade secret and trademark law. However, we may not be able to adequately protect our proprietary rights which may harm our business. Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

                         OUR PRODUCTS MAY BE USED IN AN
                         UNINTENDED AND NEGATIVE MANNER

     Our products are used to transmit information through the Internet. Our products could be used to transmit harmful applications, negative messages, unauthorized reproduction of copyrighted material, inaccurate data, or computer viruses to end-users in the course of delivery. Any such transmission could damage our reputation or could give rise to legal claims against us. We could spend a significant amount of time and money defending against these legal claims.

        OUR PROPRIETARY TECHNOLOGY MAY BE SUBJECT TO INFRINGEMENT CLAIMS

     Substantial litigation regarding intellectual property rights exists in the software industry. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could harm our business. We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps. Third parties may make a claim of infringement against us with respect to our products and technology. Any claims, with or without merit, could:

     - be time-consuming to defend;

     - result in costly litigation;

     - divert management's attention and resources;

     - cause product shipment delays; or

     - require us to enter into royalty or licensing agreements.

     Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

WE DO NOT HAVE SUFFICIENT INSURANCE TO COVER ALL POTENTIAL PRODUCT LIABILITY AND
                                WARRANTY CLAIMS

     Our products are integrated into our customers' networks. The sale and support of our products may entail the risk of product

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liability or warranty claims based on damage to these networks. In addition, the failure of our products to perform to customer expectations could give rise to warranty claims. Although we carry general liability insurance, our insurance would likely not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

   RAPID TECHNOLOGICAL CHANGES COULD CAUSE OUR PRODUCTS TO BECOME OBSOLETE OR
                      REQUIRE US TO REDESIGN OUR PRODUCTS

     The Internet communications market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. If we are unable to develop and introduce products or enhancements in a timely manner to meet these technological changes, we may not be able to successfully compete. In addition, our products may become obsolete in which event we may not be a viable business.

       OUR BUSINESS COULD SUFFER IF WE LOSE THE SERVICES OF KEY PERSONNEL

     We will need to hire a significant number of additional sales, support, marketing, and research and development personnel in calendar 2000 and beyond to increase our revenues. If we fail to attract qualified personnel or retain current employees, our revenues may not increase and could decline.

     Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. In addition, our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel, and especially our founders. None of our officers or key employees is bound by an employment agreement for any specific term. Our relationships with these officers and key employees are at will. Moreover, we do not have "key person" life insurance policies covering any of our employees.

 ANY MAJOR DEVELOPMENTS IN THE POLITICAL OR ECONOMIC CONDITIONS IN ISRAEL COULD
  CAUSE OUR BUSINESS TO SUFFER BECAUSE WE ARE INCORPORATED IN ISRAEL AND HAVE
              IMPORTANT FACILITIES AND RESOURCES LOCATED IN ISRAEL

     We are incorporated under the laws of the State of Israel. Our principal research and development facilities as well as significant executive offices are located in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could significantly harm our business. Since its establishment in 1948, the State of Israel has been and continues to be in a state of hostility with its neighbors, varying from time to time in intensity and degree.

     Some of our senior officers and key employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. Fulfillment of these obligations may deprive us of key employees for extended periods of time.

     Inflation in Israel and devaluation of the NIS against the U.S. dollar, could have an impact on our financial results. Although Israel has substantially reduced the rates of inflation and devaluation in recent years, they are still relatively high compared to those in the United States and we could be harmed by inflation or devaluation. If inflation rates in Israel increase again and hurt Israel's economy as a whole, our operations and financial condition could suffer.

  ANY FUTURE PROFITABILITY MAY BE DIMINISHED IF TAX BENEFITS FROM THE STATE OF
                         ISRAEL ARE REDUCED OR WITHHELD

     Pursuant to the Law for the Encouragement of Capital Investments, the Israeli government has granted "Approved Enterprise" status to our existing capital investment programs. Consequently, we are eligible for tax benefits for the first several years in which we generate taxable income. Our future profitability may be diminished if all or a portion of these tax benefits are reduced. These tax benefits may be cancelled in the event of changes in Israeli government policies or if we fail to comply with requisite conditions and

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criteria. Currently the most significant conditions which we must continue to meet include making specified investments in fixed assets, maintaining the development and production nature of our facilities, and financing of at least 30% of these investments through the issuance of capital stock.

    OUR GROWTH MAY BE LIMITED IF WE DO NOT DEVELOP LOCALIZED VERSIONS OF OUR
                                    PRODUCTS

     Historically, most of our sales have been in the United States. In order to expand internationally, we need to develop localized versions of our products. If we fail to develop these localized versions, our growth prospects would be limited. We currently have limited experience in developing localized versions of our products and marketing and distributing our products internationally.

                     EXCHANGE RATE FLUCTUATIONS BETWEEN THE
           U.S. DOLLAR AND THE NIS MAY NEGATIVELY AFFECT OUR EARNINGS

     Although most of our revenues and a majority of our expenses are denominated in U.S. dollars, a significant portion of our research and development expenses are incurred in NIS. In addition, we are engaged in certain loan transactions with affiliates denominated in and dependent on NIS. As a result, we may be negatively affected by fluctuations in the exchange rate between the U.S. dollar and the NIS.

                     THE LOSS OF OUR RIGHT TO USE SOFTWARE
            LICENSED TO US BY THIRD PARTIES COULD HARM OUR BUSINESS

     We license technology that is incorporated into our products from third parties, including security and encryption software. Any interruption in the supply or support of any licensed software could disrupt our operations and delay our sales, unless and until we can replace the functionality provided by this licensed software. Because our products incorporate software developed and maintained by third parties, we depend on these third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes.

  WE MAY OFFER TO REPURCHASE SOME OF OUR PREVIOUSLY GRANTED OPTIONS AND ISSUED
    SHARES AND MAY BE SUBJECT TO PENALTIES UNDER CALIFORNIA SECURITIES LAWS

     We may commence a rescission offer pursuant to the state securities laws of the State of California because we failed to qualify or receive an exemption from qualification under California state securities laws when we granted options to some of our employees in the State of California. The rescission offer would cover options to purchase ordinary shares issued pursuant to our 1996 U.S. Stock Option Plan and ordinary shares issued upon exercise of these options which were granted to approximately 42 people in California from 1996 to 1998. The rescission offer would allow these people to return their equity interests in us in exchange for at least twenty percent of the exercise price per underlying share for each outstanding option they hold and the price per share paid by each of these people plus seven percent interest for each share issued upon exercise of these options. If the rescission offer is consummated, BackWeb could be required to make an aggregate payment in an amount which we believe is not material to us and which we currently believe will be no more than $400,000. As a legal matter, it remains uncertain whether we have any liability under California state securities laws since publicly traded companies are exempt from such filings. In addition, we are not aware of any claims for rescission against us at the time of this prospectus. Upon completing a rescission offer approved by the California Department of Corporations the aforementioned optionees should not have any rescission rights under California law. We may still be subject to penalties or fines related to these issuances.

ISRAELI REGULATIONS MAY LIMIT OUR ABILITY TO ENGAGE IN RESEARCH AND DEVELOPMENT
                            AND EXPORT OUR PRODUCTS

     Under Israeli law we are required to obtain an Israeli government license to engage in research and development of and

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export of the encryption technology incorporated in our products. Our current government license to engage in these activities expires May 31, 2001. Our research and development activities in Israel and our ability to export our products out of Israel would be limited if:

     - the Israeli government revokes our current license;

     - our current license is not renewed;

     - our license fails to cover the scope of the technology in our products;
       or

     - Israeli law regarding research and development or export of encryption technologies were to change.

  WE EXPECT TO EXPERIENCE VOLATILITY IN OUR SHARE PRICE WHICH COULD NEGATIVELY
                             AFFECT YOUR INVESTMENT

     Our share price has been volatile and we expect to experience continued volatility due to a number of factors, including:

     - announcements of technological innovations;

     - announcements relating to strategic relationships;

     - conditions affecting the Internet industry; and

     - trends related to the fluctuations of stock prices of Israeli companies.

     The market for technology and Internet-related companies has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These fluctuations may adversely affect the trading price of our ordinary shares, regardless of our actual operating performance.

ISRAELI COURTS MIGHT NOT ENFORCE JUDGMENTS RENDERED OUTSIDE OF ISRAEL WHICH MAY
         MAKE IT DIFFICULT TO COLLECT ON JUDGMENTS RENDERED AGAINST US

     We are incorporated in Israel. Some of our directors and executive officers and the Israeli experts named herein are not residents of the United States and some of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and executive officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, and our directors and executive officers, or the Israeli experts named herein, may be difficult to obtain within the United States. BackWeb Technologies Inc., our U.S. subsidiary, is the U.S. agent authorized to receive service of process in any action against us in any federal or state court arising out of this offering or any related purchase or sale of securities. We have not given consent for this agent to accept service of process in connection with any other claim.

     We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that there is doubt as to the enforceability of civil liabilities under U.S. securities laws in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

     - the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

     - the judgment is no longer appealable;

     - the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

     - the judgment is executory in the state in which it was given.

     Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if:

     - the judgment was obtained by fraud;

     - there was no due process;

     - the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

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     - the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or

     - at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

   OUR OFFICERS, DIRECTORS AND AFFILIATED ENTITIES OWN A LARGE PERCENTAGE OF
        BACKWEB AND COULD SIGNIFICANTLY INFLUENCE THE OUTCOME OF ACTIONS

     Our executive officers, directors and entities affiliated with them, in the aggregate, beneficially own approximately 22% of our outstanding ordinary shares as of July 7, 2000. These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

    WE HAVE ADOPTED ANTI-TAKEOVER PROVISIONS THAT COULD DELAY OR PREVENT AN ACQUISITION OF BACKWEB, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR
                                  SHAREHOLDERS

     Provisions of Israeli corporate and tax law and of our articles of association may have the effect of delaying, preventing or making more difficult a merger or other acquisition of BackWeb, even if an acquisition would be beneficial to our shareholders.

     Israeli corporate law regulates acquisitions of shares through tender offers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax considerations may make potential transactions unappealing to us or to some of our shareholders. In addition, our charter documents provide for a staggered board of directors.

   THE NEW ISRAELI COMPANIES LAW MAY CAUSE UNCERTAINTIES REGARDING CORPORATE
                                   GOVERNANCE

     The new Israeli Companies Law, which became effective on February 1, 2000, has brought about significant changes to Israeli corporate law. Under this new law, there may be uncertainties regarding corporate governance in some areas. These uncertainties will persist until this new law has been adequately interpreted, and these uncertainties could inhibit takeover attempts or other transactions and inhibit other corporate decisions.

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               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     We have made forward looking statements in this prospectus that are subject to risks and uncertainties. Forward looking statements include information concerning possible or assumed future results of operations of BackWeb. Also, when we use such words as "believes," "expects," "anticipates" or similar expressions, we are making forward looking statements. You should note that an investment in our securities involves risks and uncertainties that could affect future financial results. Our actual results could differ materially from those anticipated in these forward looking statements as a result of factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

     BackWeb will not receive any of the proceeds from the sale of the shares offered by prospectus. All proceeds from the sale of the shares offered by this prospectus will be for the account of the selling shareholders, as described below. See "Selling Shareholders" and "Plan of Distribution."

                              SELLING SHAREHOLDERS

     The following table sets forth as of the date of this prospectus, the name of each of the selling shareholders, the number of shares of common stock that each selling shareholder owns, the number of shares of common stock owned by each selling shareholder that may be offered for sale from time to time by this prospectus, and the number of shares of common stock to be held by each selling shareholder assuming the sale of all the common stock offered hereby.
     The selling shareholders are former or current shareholders of BackWeb Canada Inc., our Canadian subsidiary, and certain shareholders entitled to registration rights. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

                                                      SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                         OWNED PRIOR TO                          OWNED AFTER
                                                          OFFERING(1)          NUMBER OF         OFFERING(1)
                                                      --------------------    SHARES BEING   -------------------
            NAME OF SELLING SHAREHOLDER                NUMBER     PERCENT       OFFERED      NUMBER     PERCENT
----------------------------------------------------  --------    --------    ------------   -------    --------
1247582 Ontario Ltd.................................   55,713          *         55,713         0          *
Altamira Management Ltd.............................  280,328          *        280,328         0          *
Amato, Albert.......................................   58,481          *         58,481         0          *
Bennie, Dennis......................................   61,081          *         61,081         0          *
Bitahon Ltd. .......................................   70,140          *         70,140         0          *
Morell, Glen........................................    3,554          *          3,554         0          *
Protege Software (Holdings) Ltd.....................  142,214          *        142,214         0          *
Sampaleanu, Colin...................................   14,217          *         14,217         0          *
Turner, Lee.........................................    8,727          *          8,727         0          *
Vidov, Mark.........................................    2,844          *          2,844         0          *
Wu, Dennis..........................................    7,109          *          7,109         0          *
Total...............................................  704,408        1.8        704,408         0          *

---------------
 *  Less than 1%.

(1) Based on 37,581,938 shares outstanding as of July 24, 2000.

                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of BackWeb in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell the shares being offered by this prospectus on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares offered by this prospectus may be sold, without limitation, by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with distributions of the shares offered hereby or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of BackWeb's ordinary shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell BackWeb's ordinary shares short and deliver the shares offered hereby to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling shareholder and/or purchasers of the shares offered by this prospectus (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling shareholder. Broker-dealers may agree with the selling shareholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales, may pay to or receive from the purchasers of such shares commissions computed as described above.

     To comply with the securities laws of certain states, if applicable, the shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares offered hereby in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

                                 LEGAL MATTERS

     Certain legal matters in connection with this offering with respect to United States law will be passed upon for BackWeb by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The validity of the ordinary shares offered hereby and certain other legal matters in connection with this offering with respect to Israeli law will be passed upon for BackWeb by Naschitz, Brandes & Co., Tel-Aviv, Israel. Naschitz, Brandes & Co. is the owner of 863,997 ordinary shares.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon the authority of such firm as experts in accounting and auditing.

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      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 [BACKWEB LOGO]

      Through and including October 15, 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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